CW

SECURITIE
V

12014343

SEC Mail Processing Section

MAR 2012

Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Rich, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. Financial Place
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collene Carlson (312)922-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive, Suite 1500 (Address) Chicago, (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2012
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KN 4/5

OATH OR AFFIRMATION

I, Collene Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Rich, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres + CCO

Title

Notary Public

SUE E. PASQUALE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
December 12, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gardner Rich, LLC
December 31, 2011

Table of Contents

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
H C L
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report

To the Members
Gardner Rich, LLC

We have audited the accompanying statement of financial condition of Gardner Rich, LLC as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Rich, LLC as of December 31, 2011 and the results of its operations, changes in member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

March 9, 2012

Gardner Rich, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	418,884
Receivables from and deposits with clearing organizations		220,819
Commisions receivable		76,898
Equipment, furniture, and fixtures, net		3,817
Other assets		109
Total assets	$	720,527
Liabilities and Member's Equity		
Securities sold, not yet purchased	$	16,373
Accounts payable and accrued expenses		139,253
Total liabilities		155,626
Member's equity		564,901
Total liabilities and member's equity	$	720,527

The accompanying notes are an integral part of these statements.

Gardner Rich, LLC

Statement of Operations

For the Year Ended December 31, 2011

Revenues	
Commission revenue	$ 1,731,073
Investment banking fees	273,416
Other income	8,762
Total revenues	2,013,251
Expenses	
Compensation and related expenses	690,956
Commission and fee execution	303,303
Professional dues and licenses	169,157
Occupancy	242,702
Equipment rental	4,460
Dues and fees	467,178
Promotion	208,746
Communications	69,360
Other	282,298
Total expenses	2,438,160
Net (loss)	$ (424,909)

The accompanying notes are an integral part of these statements.

Gardner Rich, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2011

Balance - January 1, 2011	$ 989,810
Net (loss)	(424,909)
Balance - December 31, 2011	$ 564,901

The accompanying notes are an integral part of these statements.

Gardner Rich, LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net (loss)	$	(424,909)
Adjustments to reconcile net (loss) to net cash used by operating activities		-
Depreciation		732
(Increase) in receivables		(47,991)
Decrease in commission receivable		197,484
Decrease in prepaid expenses		50,256
Other assets		2,729
Securities sold, not yet purchased		(8,012)
Increase in accounts payable and accrued expenses		76,513
(Decrease) in due to parent		(50,000)
Net cash (used by) operating activities		(203,198)
Net (decrease) in cash and cash equivalents		(203,198)
Cash and cash equivalents at January 1, 2011		622,082
Cash and cash equivalents at December 31, 2011	$	418,884

Supplemental data:

Cash paid for taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these statements.

Gardner Rich, LLC

Notes to Financial Statements

For the Year Ended December 31, 2011

---

1. **Summary of Significant Accounting Policies**

Organization

Gardner Rich, LLC, (the Company), a wholly owned subsidiary of Gardner Rich & Company (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA.) The general purpose of the Company is to engage in introducing transactions of customers located primarily in the Midwest and East Coast regions of the United States on a fully disclosed basis through a clearing broker. The Company does not hold funds or securities, or owe funds and securities to, its customers, and therefore is exempt from the provisions of SEC Rule 15c-3 based on Paragraph (k)(2)(ii) of the rule.

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commission income represents the spread between buy and sell transactions processed and net fees charged to customers, and are recorded on a trade date basis. Underwriting income from debt and equity offerings are recorded at the time the transaction is completed and the income is reasonably determinable.

Receivables from and deposits with clearing organizations

Receivables from broker-dealers and clearing organizations represents commission income earned, but not yet received, on security transactions and underwriting activities. Management of Gardner Rich, LLC believes all amounts included in receivables from brokers, dealers, and clearing organizations are collectible in full and, accordingly, an allowance for doubtful accounts is not deemed necessary at December 31, 2011.

Commissions receivable

Commissions receivable represents fees earned, but not yet received, on equity execution transactions and underwriting deals. Management of the Company believes all amounts included in commissions receivable are collectible in full and, accordingly, an allowance for doubtful accounts is not deemed necessary at December 31, 2011.

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2011 was $732.

1. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition, that are not held in the ordinary course of business, to be cash equivalents.

Income taxes

As a limited liability company, the Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2011.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities

Investments in marketable securities are considered to be trading securities and are valued at fair value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

Subsequent events

Management evaluated all activity of the Company through March 9, 2012 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Fair value measurement

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, *Fair Value Measurements and Disclosures.*

1. Summary of Significant Accounting Policies (Continued)

Uncertainty in income taxes

The Company has adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes." Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

2. Clearing agreement

Gardner Rich, LLC is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. Gardner Rich, LLC promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2011, had no amounts or securities due the clearing broker from unsettled trades. Because Gardner Rich, LLC is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, Gardner Rich, LLC maintains with its clearing brokers money market accounts to be used as deposits. The amount included as deposits was $203,331 at December 31, 2011.

Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The clearing agreements provide the clearing broker with the liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. Accordingly, Gardner Rich, LLC is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

3. Related party transactions

The Company leases office space from its Parent on a month-to-month basis. Rent expense for the year ending December 31, 2011 was $216,000.

4. Net capital requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2011 the Company had net capital and net capital requirements of $544,602 and $100,000 respectively.

Gardner Rich, LLC

Notes to Financial Statements

For the Year Ended December 31, 2011

---

5. Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. At December 31, 2011 the Company had $168,884 in excess of FDIC insured limits, however management believes the risk of loss is minimal.

6. Financial instruments with off balance sheet risk

In the normal course of business, Gardner Rich, LLC executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Gardner Rich, LLC may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of securities differs from the contract amount. Gardner Rich, LLC's risk is normally limited to differences in the market values of the securities from their contract amounts.

Gardner Rich, LLC does not anticipate non-performance by customers or counterparties in the above situations. It is Gardner Rich, LLC's policy to monitor its market exposure and counterparty risk. In addition, Gardner Rich, LLC has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities sold, not yet purchased, represent obligations of Gardner Rich, LLC to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as Gardner Rich, LLC's ultimate obligation for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report on Internal Control

To the Members
Gardner Rich, LLC

In planning and performing our audit of the financial statements of Gardner Rich, LLC, (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Independent Auditors' Report on Internal Control

A deficiency exists in internal control when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

March 9, 2012

Gardner Rich, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2011

Gardner Rich, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Gardner Rich, LLC is exempt from the provisions of that rule.

Gardner Rich, LLC

A Reconciliation, including appropriate explanation of the Audited Computation of Net Capital with the Company's Corresponding Unaudited Part II A Focus Report Filing

For the Year Ended December 31, 2011

The following differences existed at December 31, 2011 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2011.

Un-Audited Part II A Focus Filing	$ 608,189
Cumulative audit adjustments	$ (63,587)
Audited computation of net capital	$ 544,602

Gardner Rich, LLC

Audited Computation of Net Capital

December 31, 2011

COMPUTATION OF NET CAPITAL

Total ownership equity	$	564,901
Add liabilities subordinated to claims of general creditors		-
Less nonallowable assets		(3,926)
Less haircuts on securities		(16,373)
Net Capital	$	544,602
Net capital requirement		100,000
Excess net capital	$	444,602
Aggregate indebtness - accounts payable, accrued expenses and other unsubordinated liabilities		155,626
Percentage of aggregate indebtness to net capital		28.58 %
Minimum net capital at 6-2/3% of aggregate indebtness	$	10,374

Gardner Rich, LLC

Financial Statements and Supplemental Information
(With Independent Auditors' Report)

December 31, 2011

HCL HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS